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                              November 12, 2020

       Jim Mutrie
       Chief Commercial Officer
       Switchback Energy Acquisition Corp
       5949 Sherry Lane, Suite 1010
       Dallas, TX 75225

                                                        Re: Switchback Energy
Acquisition Corp
                                                            Registration
Statement on Form S-4
                                                            Filed October 19,
2020
                                                            File No. 333-249549

       Dear Mr. Mutrie:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please disclose the total number of shares that will be issued in connection with the transactions. See Item
501(b)(2) of Regulation S-K.
       Summary Term Sheet, page ix

   2. We note your disclosure that the PIPE Investors will be purchasing 22,500,000 shares of
                                                        Class A Common Stock
for $10.00 per share. Please revise your disclosure to state the value of the 22,500,000
shares based on the most recent trading price of the Class A
                                                        Common Stock.
 Jim Mutrie
FirstName
SwitchbackLastNameJim   MutrieCorp
            Energy Acquisition
Comapany 12,
November   NameSwitchback
               2020         Energy Acquisition Corp
November
Page 2     12, 2020 Page 2
FirstName LastName
The Business Combination
Background of the Business Combination, page 116

3. We note your disclosure that the Switchback Board ultimately determined ChargePoint was the most attractive potential transaction partner. Please revise to clarify the timing of this decision. Please provide more detail regarding any substantive discussions with the other potential acquisition targets that you considered.
4. Similarly, we note your disclosure on page 117 that ChargePoint received a number of unsolicited inquires from other SPACs. Please revise to explain whether and to what extent ChargePoint discussed potential transactions with other entities.
Proposal Nos. 2 - 6 -- The Charter Proposals, page 148

5. We note that Proposal No. 6 relates to "certain other changes" that the Switchback Board deems appropriate for a public operating company. Please provide more information with respect to the changes to be made if this proposal is approved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing